Exhibit 99.2

CONSULTING SERVICES AGREEMENT

This Consulting Services Agreement (the “Agreement”) is made and entered into on February 21, 2026 (the “Execution Date”), by and between:

Party A: NETCLASS TECHNOLOGY INC

Address：4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, Cayman Islands

Party B: Nie Xueyuan

Address：Room 2-1-3504, No. 60 Yixue Lane, Jinjiang District, Chengdu, China

WHEREAS, Party A intends to engage Party B to provide technical consulting services in relation to its AI-driven English proficiency assessment system;

WHEREAS, Party B possesses professional expertise and experience in artificial intelligence, algorithm design, and assessment technologies, and agrees to provide services in accordance with the terms of this Agreement;

NOW, THEREFORE, the Parties agree as follows:

1. Scope of Services

During the Service Term, Party B shall provide professional technical consulting services in relation to Party A’s AI-driven English proficiency assessment system, including but not limited to:

1. Providing professional advice on the structure, algorithmic logic, and technical framework of the English proficiency scoring model;

2. Assisting in optimizing the automated scoring mechanisms based on artificial intelligence technologies to enhance assessment accuracy, consistency, and stability;

3. Providing recommendations on model training strategies, data processing methodologies, and performance optimization approaches;

4. Assisting in analyzing system performance results and providing professional advice on continuous improvement strategies.

Party B shall perform the above consulting services in a professional, diligent, and technically competent manner.

2. Service Term

The service term under this Agreement shall commence on February 1, 2026 and shall continue through January 31, 2027, for a total period of twelve (12) consecutive months (the “Agreed Service Term”). The Parties acknowledge that the services commenced on February 1, 2026, and agree that this Agreement shall be deemed effective as of February 1, 2026, with respect to the services provided from that date.

3. Equity Consideration

As full and complete consideration for Party B’s performance of services throughout the entire Agreed Service Term, Party A agrees to grant Party B 2,400,000 Class A ordinary shares of Party A (the “Shares”).

The Shares correspond to the full twelve (12) month Agreed Service Term.

The Shares shall be issued no later than the end of February 2026.

The Parties acknowledge and agree that the Shares shall be validly issued and fully paid upon issuance and shall not be subject to cancellation or rescission based solely on the performance status of services.

Notwithstanding the foregoing, the Parties further acknowledge that the Shares correspond to the full Agreed Service Term, and Party B’s ultimate entitlement to the economic benefits associated with the Shares is conditional upon the completion of all service obligations during the Agreed Service Term.

4. Non-Performance and Compensation Mechanism

4.1 Compensation Obligation

In the event that Party B fails to perform or fully perform the services under this Agreement, or this Agreement is terminated prior to the expiration of the Agreed Service Term due to reasons attributable to Party B, Party B shall compensate Party A in cash for the portion corresponding to the unperformed service period.

4.2 Calculation of Compensation Amount

Compensation Amount = (Agreed Service Term − Actual Service Period Performed) ÷ Agreed Service Term × 2,400,000 Shares × Fair Market Value per Share on the Grant Date. The compensation amount shall be paid in cash or in a manner agreed upon by both parties.

4.3 Payment Timeline

Party B shall complete payment of the compensation within thirty (30) business days from the date Party A issues written notice.

4.4 Nature of Rights Confirmation

The Parties confirm that although the Shares are validly issued, the portion corresponding to any unperformed service period shall not constitute finally vested service consideration under this Agreement. Party B’s entitlement to the economic benefits of such portion remains conditional upon completion of the Agreed Service Term.

5. Confidentiality

Both Parties shall maintain strict confidentiality of any proprietary or non-public information obtained in the course of performing this Agreement and shall not disclose such information to any third party without prior written consent.

6. Liability for Breach

Any Party that breaches this Agreement and causes loss to the other Party shall bear corresponding legal liability in accordance with applicable laws.

7. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Hong Kong.

8. Miscellaneous

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter herein and shall become effective upon execution by both Parties.

Signature

Party A (Signature):	/s/ Jianbiao Dai

Party B (Signature):	/s/ Xueyuan Nie